

Amer Group Plc

STOCK EXCHANGE RELEASE 1(1)
February 18, 2005 at 8.15 am

NOMINATION COMMITTEE PROPOSES COMPOSITION OF AMER GROUP'S BOARD OF DIRECTORS

Amer Group's Nomination Committee intends to propose to the forthcoming Annual General Meeting, to be held on March 16, 2005, that the Company's current Board of Directors be re-elected in its entirety for another term of office. Shareholders representing in total more than 30% per cent of the Company's shares and votes have indicated their support for the proposal.

Amer Group Plc's Board of Directors currently comprises: Mr Felix Björklund, Mr Ilkka Brotherus, Mr Pekka Kainulainen, Mr Tuomo Lähdesmäki, Mr Timo Maasilta, Mr Roger Talermo and Mr Anssi Vanjoki. Of the seven members, one is the Company's President and the other six members are non-executive expert members who are not employed by the Company. All the aforementioned individuals have given their consent to their re-election.

The biographies of the Board of Directors are set out in detail on the Company's website at www.amersports.com under "About us - Board of Directors".

The Nomination Committee

The members of Amer Group's Nomination Committee are Felix Björklund (Committee Chairman), Pekka Kainulainen and Timo Maasilta.

Amer Group's Board of Directors will include the proposal in the Company's notice of Annual General Meeting, which will be published shortly.

AMER GROUP PLC
Communications

Ms Maarit Mikkonen
Communications Manager

For additional information, contact:
Mr Felix Björklund, Chairman of the Nomination Committee, tel. +358 400 412 507

DISTRIBUTION:
Helsinki Stock Exchange
Major media

AMER GROUP
Amer Group (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 122.0 million on net sales of EUR 1,058.8 million. Earnings per share were EUR 1.19. At the end of 2004 the Company had 4,066 employees.

AMER GROUP PLC: SUMMONS TO THE COMPANY'S ANNUAL GENERAL MEETING

Amer Group Plc shareholders are hereby summoned to the Company's Annual General Meeting to be held at 2 pm on Wednesday 16 March 2005 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 10 of the Company's Articles of Association

2. The Board's Proposal to amend the Company's Articles of Association:

The Board of Directors proposes that paragraph 2 in Article 1 of the Company's Articles of Association be amended to read as follows:

"The Company's trade name is Amer Sports Oyj in Finnish and it is domiciled in Helsinki. In English, the Company's trade name is Amer Sports Corporation."

3. A proposal by the Board of Directors that the Board of Directors be authorized to decide on the buyback of Amer shares under the following conditions:

(a) The Company's own shares will be purchased to develop the Company's capital structure and to be used as consideration when the Company purchases business assets and as consideration in possible acquisitions in such a manner and scope as decided upon by the Board of Directors. The Board of Directors may also propose that the purchased shares be cancelled by decreasing the share capital.

(b) The maximum number of shares that will be acquired shall correspond to no more than 5% of the Company's registered share capital in terms of their total accounting countervalue.

(c) The shares will be purchased, in accordance with a decision made by the Board of Directors, in public trading on the Helsinki Stock Exchange at the market price of the shares at the time of purchase. The share purchase price will be paid to the sellers within the payment period specified in the guidelines of the Helsinki Stock Exchange and the rules of the Finnish Central Securities Depository Ltd.

(d) Share buybacks will not have a significant effect on the distribution of holdings and voting rights within the Company because the maximum number of shares that can be purchased shall represent no more than 5% of the Company's shares in issue and the votes conferred by them, and because the Company has only one series of shares.

(e) The shares will be purchased with distributable funds and the share buyback will reduce the Company's non-restricted distributable equity.

(f) The share buyback authorization will be valid until the Annual General Meeting in 2006, or for no longer than one year from the date when the Annual General Meeting approves the resolution.

4. A proposal by the Board of Directors that the Board of Directors be authorized to decide on the disposal of Amer shares under the following conditions:

(a) The maximum number of shares that can be disposed of under the authorization will equal the number of shares bought back, whose accounting countervalue represents no more than 5% of the Company's registered share capital.

(b) The Board of Directors will be authorized to decide to whom the shares will be transferred to, and in which order. The Board of Directors may decide to dispose of its own shares in disproportion to shareholders' pre-emptive right to acquire shares.

(c) The shares will be disposed of as consideration when the Company purchases business assets and as consideration in possible acquisitions in such a manner and scope as decided upon by the Board of Directors. In addition, it will be proposed that the Annual General Meeting authorize the Board of Directors to also decide on the sale of the shares in public trading on the Helsinki Stock Exchange in order to fund the Company's investments and possible acquisitions.

(d) The shares will be disposed of at no less than their fair value at the time of disposal.

(e) This authorization will be valid until the Annual General Meeting in 2006, but for no longer than one year from the date when the Annual General Meeting approves the resolution.

5. A proposal by the Board of Directors to issue warrants

Amer Group's Board of Directors will propose to the Annual General Meeting that warrants be granted to Amer Group Plc's ("the Company") Group management and Amera Oy, a fully-owned subsidiary of Amer Group Plc, waiving the pre-emptive subscription right of shareholders. The warrants will be granted, waiving the pre-emptive subscription right of shareholders, for subscription by Amera Oy, which is part of the same Group as the Company, and they will be used as long-term incentives for the Company's Group management team in 2005-2009 in a manner to be specified by the Company's Board of Directors. Warrants will be granted to the Group management's team members after the publication of the 2007 financial statements.

Amera Oy is not authorized to pass on the warrants to any other persons than those specified by the Company's Board of Directors.

Shareholders' pre-emptive subscription rights will be waived because the warrants are intended as part of the long-term Group management incentive scheme and therefore the Company has a weighty financial reason for waiving these rights.

It will be proposed that 500,000 warrants be granted. Each warrant shall entitle its holder to subscribe for one (1) Amer Group Plc share whose accounting countervalue is four (4) euros. Amera Oy is not authorized to subscribe for shares. As a result of any subscriptions, the Company's share capital may increase by a maximum of EUR 2,000,000.

The warrants will be granted without consideration.

The warrants can only be subscribed for during the period from April 10 to June 30, 2005, inclusive.

The share subscription price will be the share turnover-weighted average price of Amer Group Plc's shares on the Helsinki Stock Exchange during the period from January 2 to February 14, 2005, plus ten (10) per cent; however, the price shall not be lower than the accounting countervalue of the share.

The share subscription period will begin on March 1, 2008, and end on December 31, 2009. Warrants that remain in Amera Oy's possession on the date of Amer Group Plc's Annual General Meeting in 2008 and which have not been transferred before said date to those Group management team members of Amer Group specified by Amer Group Plc's Board of Directors, as set forth in section 2 of the terms and conditions of the warrants, shall not entitle their holders to subscribe for shares and they will be cancelled automatically.

BOARD COMPOSITION

The Nomination Committee of the Board proposes that the number of Board members is confirmed to be seven (7) and that Felix Björklund, Ilkka Brotherus, Pekka Kainulainen, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo and Anssi Vanjoki be re-elected as a members of the Board of Directors until the end of the 2006 AGM.

AUDITORS

According to Article 10 of the Articles of Association, the Annual General Meeting elects an Auditor that shall be a firm of Certified Public Accountants approved by the Central Chamber of Commerce, for a term of one financial year. The Board of Directors proposes to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company. The Board proposes that the auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

DOCUMENTS FOR THE AGM

Copies of the annual accounts as well as the Board of Directors' proposals and appendices thereto will be available for inspection by shareholders on 9 March 2005 at Amer Group's headquarters. Copies of these documents will be sent to shareholders on request.

RIGHT OF ATTENDANCE

Shareholders who are registered on the list of the Company's shareholders maintained by the Finnish Central Securities Depository Ltd on 4 March 2005 are entitled to attend the Annual General Meeting.

NOTICE OF ATTENDANCE

Shareholders wishing to attend the meeting must inform the company of their intention not later than 4 p.m. on 14 March 2005 either by writing to Amer Group Plc, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8261/Ms Mirja Vatanen), or by e-mail to mirja.vatanen@amersports.com. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

DIVIDEND PAYMENT

The Board of Directors proposes that a dividend of EUR 0.50 per share be paid for the financial year ended 31 December 2004. The dividend will be paid to

shareholders who are registered on the list of shareholders maintained by the Finnish Central Securities Depository Ltd as of 21 March 2005, which is the record date for the dividend payment. The dividend will be paid on 30 March 2005.

Helsinki, 25 February 2005

AMER GROUP PLC

Board of Directors

AMER GROUP PLC
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com